UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

National Medical Health Card Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636918302

(CUSIP Number)

August 16, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636918302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 276,768

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 276,768

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,768

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 636918302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 322,317

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 322,317

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 636918302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 322,317

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 322,317

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636918302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 322,317

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 322,317

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer National Medical Health Card Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 26 Harbor Park Drive, Port Washington, NY 11050

Item 2.
(a)

Name of Person Filing
Discovery Equity Partners, L.P.  (“Discovery Partners”)

Discovery Group I, LLC, the general partner of Discovery Partners (“Discovery Group”)

Daniel J. Donoghue, a Managing Member of Discovery Group

Michael R. Murphy, a Managing Member of Discovery Group

(b)

Address of Principal Business Office or, if none, Residence
Discovery Partners, Discovery Group, Mr. Donoghue, and Mr. Murphy are all located at:

Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois  60606

	(c)	Citizenship Discovery Partners is an Illinois limited partnership Discovery Group is a Delaware limited liability company Mr. Donoghue and Mr. Murphy are U.S. citizens
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 636918302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned*: Discovery Partners – 276,768 Discovery Group – 322,317 Mr. Donoghue – 322,317 Mr. Murphy – 322,317

*On August 16, 2006, Discovery Group, Mr. Donoghue and Mr. Murphy each beneficially owned 271,317 shares of Common Stock of the Issuer identified in Item 1.
(b)

Percent of class:

Discovery Partners – 5.2%

Discovery Group – 6.1%

Mr. Donoghue – 6.1%

Mr. Murphy – 6.1%

The foregoing percentages are based on 5,291,428 shares of Common Stock of the Issuer identified in Item 1 outstanding as of May 8, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None
(ii) Shared power to vote or to direct the vote Discovery Partners – 276,768 Discovery Group – 322,317 Mr. Donoghue – 322,317 Mr. Murphy – 322,317
(iii) Sole power to dispose or to direct the disposition of None
(iv) Shared power to dispose or to direct the disposition of Discovery Partners – 276,768 Discovery Group – 322,317 Mr. Donoghue – 322,317 Mr. Murphy – 322,317

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The shares reported herein have been acquired on behalf of discretionary clients of Discovery Group, including Discovery Partners.  Such discretionary clients are entitled to receive all dividends from, and proceeds from the sale of, those shares.  Except for Discovery Partners, none of those discretionary clients, to the knowledge of Discovery Partners, Discovery Group, Mr. Donoghue or Mr. Murphy, has an economic interest in more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2006
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of September 8, 2006, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006